C21 INVESTMENTS INC.

Consolidated Financial Statements For the years ended January 31, 2021 and 2020 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Baker Tilly US, LLP 18500 Von Karman Ave; 10th Fl. Irvine, CA 92612 United States of America T: +1 (949) 222 2999 F: +1 (949) 222 2989 bakertilly.com

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

C21 Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of C21 Investments Inc. and its subsidiaries (the “Company”) as of January 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

The financial statements as of January 31, 2020, were audited by other auditors whose report dated July 13, 2020, on those statements included an explanatory paragraph that described a substantial doubt about the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

Irvine, CA

May 31, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

1

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at January 31, 2021 and 2020 (Expressed in U.S. dollars)

		January 31, 2021	January 31, 2020
	Notes	- $ -	- $ -
ASSETS
Current assets
Cash		6,237,182	3,076,493
Biological assets	7	1,340,782	1,408,271
Inventory	8	5,417,726	6,191,843
Prepaid expenses and deposits		931,942	543,482
Receivables	6	209,872	443,122
Assets classified as held for sale	9,11,12	1,442,617	-
Total current assets		15,580,121	11,663,211
Property and equipment	9	3,916,777	3,834,131
Right-of-use assets	12	9,765,588	4,660,688
Intangible assets	10	10,957,961	12,704,626
Goodwill	10	28,541,323	28,541,323
Restricted cash	5	47,739	46,106
TOTAL ASSETS		68,809,509	61,450,085
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11,25	2,680,996	3,488,274
Promissory note payable - current portion	14	6,080,000	21,200,000
Convertible promissory note - current portion	14	2,437,465	1,244,041
Convertible debentures	14	-	6,867,255
Income taxes payable	23	3,378,299	3,714,666
Consideration payable	15	-	846,256
Short-term debt	15	81,044	126,119
Lease liabilities - current portion	12	437,857	1,131,149
Liabilities classified as held for sale	12	629,180	-
Total current liabilities		15,724,841	38,617,760
Lease liabilities	12	9,691,215	3,870,211
Promissory note payable	14	8,106,667	-
Long-term debt	13	462,286	494,217
Convertible promissory note	14	-	1,136,065
Derivative liability	17	9,430,991	3,699,152
Reclamation obligation	16	55,008	53,126
TOTAL LIABILITIES		43,471,008	47,870,531
SHAREHOLDERS' EQUITY
Share capital	18	92,237,648	76,028,268
Commitment to issue shares	18	649,928	1,100,881
Other reserves	18	10,520,045	8,008,176
Foreign currency translation reserve		(1,452,719)	(1,047,387)
Deficit		(76,616,401)	(70,510,384)
TOTAL SHAREHOLDERS' EQUITY		25,338,501	13,579,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		68,809,509	61,450,085

Nature of operations (Note 1)

Taxation (Note 23)

Contingencies (Note 26)

Subsequent events (Note 28)

On behalf of the Board:
“Bruce Macdonald”	Director	“Michael Kidd”	Director

See accompanying notes to the consolidated financial statements	p. 1

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

		Year ended January 31,
		2021	2020
	Notes	-$-	-$-

Revenue		36,127,286	37,705,095
Cost of sales	8	19,052,681	25,810,389
Gross margin before the undernoted		17,074,605	11,894,706

Realized fair value amounts included in inventory sold		(8,365,616)	(5,292,763)
Unrealized fair value adjustment on biological assets	8	9,943,166	6,536,103
Gross Profit		18,652,155	13,138,046

Expenses
General and administration	19,25	6,971,742	9,300,477
Sales, marketing, and promotion		166,479	1,120,929
Depreciation and amortization	9,10,12	2,112,264	3,405,116
Share-based compensation	18	494,435	492,631
Impairment of inventory	8	1,384,922	-
Total expenses		11,129,842	14,319,153

Income (loss) from operations		7,522,313	(1,181,107)

Interest expense	11,12,13,14,18	(4,132,171)	(3,866,420)
Accretion expense	14	(355,952)	(434,331)
Transaction costs		-	(331,973)
Acquisition reorganization costs	3,9,25	(1,204,740)	-
Impairment of capital assets	9	(116,881)	(4,139,522)
Other Income		279,299	244,178
Impairment of goodwill and intangible assets	3,4,10	-	(23,911,485)
(Loss) gain on change in fair value of derivative liabilities	17	(5,731,839)	4,779,693
Loss before income taxes		(3,739,971)	(28,840,967)
Current income tax expense	23	(2,366,046)	(3,714,666)
NET LOSS		(6,106,017)	(32,555,633)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Cumulative translation adjustment		(405,332)	(684,336)
LOSS AND COMPREHENSIVE LOSS		(6,511,349)	(33,239,969)
Basic and diluted loss per share		(0.06)	(0.43)
Weighted average number of common shares outstanding - basic and diluted		104,841,540	76,683,895

See accompanying notes to the consolidated financial statements	p. 2

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

	Share capital		Other Reserves
	Number of shares	Amount	Share-based compensation	Commitment to issue shares	Foreign currency translation reserve	Deficit	Total
Balance at January 31, 2019	58,505,255	$52,923,983	$5,435,551	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,507,138	-	-	-	-	2,507,138
Warrants issued on purchase of Phantom Farms	-	-	793,745	-	-	-	793,745
Share-based compensation - option issuance	-	-	492,631	-	-	-	492,631
Shares issued on purchase of Swell Companies	1,266,667	1,130,363	-	-	-	-	1,130,363
Commitment to issue shares on purchase of Swell Companies	-	-	-	4,221,503	-	-	4,221,503
Subsequent shares issued on purchase of Swell Companies	7,015,238	3,796,815	-	(3,796,815)	-	-	-
Warrants issued on purchase of Swell Companies	-	-	786,284	-	-	-	786,284
Shares issued for real estate	3,983,886	4,136,646	-	-	-	-	4,136,646
Units issued for cash, net	5,589,493	4,895,379	828,076	-	-	-	5,723,455
Payment of EFF share payment note	368,688	368,688	-	(368,688)	-	-	-
Shares issued on exercise of warrants	915,545	1,018,748	(289,159)	-	-	-	729,589
Shares issued on exercise of EFF convertible note	977,479	660,647	-	-	-	-	660,647
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	39,028
Shares issued on exercise of convertible debentures	8,016,388	4,539,991	-	-	-	-	4,539,991
Share issue costs	-	(28,110)	-	-	-	-	(28,110)
Net loss and comprehensive loss for the year	-	-	-	-	(684,336)	(32,555,633)	(33,239,969)
Balance at January 31, 2020	89,388,639	$76,028,268	$8,008,176	$1,100,881	$(1,047,387)	$(70,510,384)	$13,579,554
Purchase of Phantom real estate	7,132,042	2,582,903	-	-	-	-	2,582,903
Amendment of Megawood consideration	95,849	38,415	-	-	-	-	38,415
Shares issued on exercise of options	200,000	197,708	(98,758)	-	-	-	98,950
Shares issued on exercise of convertible debentures	19,764,694	12,939,401	-	-	-	-	12,939,401
Commitment to issue shares on purchase of Swell Companies	456,862	429,582	-	(429,582)	-	-	-
Payment of EFF share payment note	19,774	21,371	-	(21,371)	-	-	-
Standby warrants issued	-	-	2,116,192	-	-	-	2,116,192
Share-based compensation	-	-	494,435	-	-	-	494,435
Net loss and comprehensive loss for the year	-	-	-	-	(405,332)	(6,106,017)	(6,511,349)
Balance at January 31, 2021	117,057,860	$92,237,648	$10,520,045	$649,928	$(1,452,719)	$(76,616,401)	$25,338,501

See accompanying notes to the consolidated financial statements	p. 3

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

		Year ended January 31,
		2021	2020
	Notes	-$-	-$-
OPERATING ACTIVITIES
Net loss before income taxes		(3,739,971)	(28,840,967)
Depreciation and amortization	9,10,12	3,375,999	4,981,575
Impairment of capital assets	9	116,881	4,139,522
Impairment of inventory	8	1,384,922
Net effect of fair value changes in biological assets	7	(1,577,550)	(1,243,340)
Share-based compensation	18	494,435	492,631
Impairment of goodwill and intangible assets		-	23,911,485
Acquisition reorganization costs	3,9,25	1,204,740	-
Interest expense	11,12,13,14	4,132,171	3,742,194
Accretion expense	14	355,952	434,331
Foreign exchange gain	14	529,412	75,721
Loss (gain) on change in fair value of derivative liabilities	17	5,731,839	(4,779,693)
(Gain) loss on disposal of assets	12	(56,194)	4,000,000

Changes in working capital items
Biological assets		1,645,039	-
Inventory		(387,058)	1,401,762
Prepaid expenses and deposits		(388,460)	62,708
Receivables		233,250	(36,022)
Accounts payable and accrued liabilities		(429,269)	(2,832,043)
Income tax payable		(2,702,413)	-
Cash provided by operating activities		9,923,725	5,509,864

INVESTING ACTIVITIES
Purchases of property and equipment	9	(227,777)	(509,624)
Proceeds on sale of intangible asset	10	100,000	-
Payment of Megawood consideration payable	14	(130,000)	(231,395)
Payment of liabilities assumed on Swell acquisition		-	(1,070,907)
Payment of Swell consideration payable	15	(846,256)	-
Payment of Silver State consideration payable		-	(1,143,873)
Net cash outflow on acquisition of subsidiaries	3,4	-	(1,586,942)
Cash used in investing activities		(1,104,033)	(4,542,741)

FINANCING ACTIVITIES
Issuance of common shares	18	-	5,695,345
Issuance of convertible debentures	18	5,467,852	653,632
Payments of long-term debt	13	(119,914)	(79,421)
Payments on promissory notes payable	14	(7,013,333)	(9,090,000)
Cash proceeds from exercise of warrants	14	-	729,589
Cash proceeds from exercise of options	18	98,950	39,028
Interest paid in cash	14	(2,515,446)	(3,291,295)
Lease payments made	12	(1,613,173)	(1,758,391)
Cash used in financing activities		(5,695,064)	(7,101,513)

Effect of foreign exchange on cash		36,061	143,788

Increase (decrease) in cash during the year		3,160,689	(5,990,602)
Cash, beginning of year		3,076,493	9,067,095
Cash, end of year		6,237,182	3,076,493

Supplementary disclosure with respect to cash flows (Note 22)

See accompanying notes to the consolidated financial statements	p. 4

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company was upgraded and began trading on the OTCQB® Venture Market.

As at January 31, 2021, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 20). Both segments are engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale distribution, while the Nevada segment also has retail sales.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

The consolidated financial statements were authorized for issuance on May 31, 2021 by the directors of the Company.

p. 5

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of consolidation

These consolidated financial statements as at and for the years ended January 31, 2021 and 2020 ("consolidated financial statements"), incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 - Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's wholly owned subsidiaries that are included in these consolidated financial statements as at and for the year ended January 31, 2021:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss.

The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, the Company's presentation currency. The functional currency of the Company's subsidiaries is U.S. dollars. The parent company's functional currency is the Canadian dollar.  All amounts presented are in U.S. dollars unless otherwise noted.

p. 6

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Biological assets

While the Company’s biological assets are within the scope of IAS 41 – Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. Direct costs include the cost of growing materials and cultivation labour while indirect costs include items such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item ‘cost of sales’ on the consolidated statement of loss and comprehensive loss in the period that the related product is sold. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statement of loss and comprehensive loss. Biological assets are measured at their fair value less costs to sell on the balance sheet.

Inventories

Raw materials, work in process, and finished goods inventories are valued at the lower of cost and net realizable value. Harvested raw material cannabis inventories are transferred from biological assets at their fair value less cost to sell at harvests, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory insofar as cost is less than net realizable value. Inventories for resale, in addition to supplies and consumables, are valued at the lower of cost and net realizable value, with standard costing used to determine cost.

Inventories are measured at the lower of cost and net realizable value. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing inventory to its existing location and condition. The Company uses the standard costing method to track and cost inventory items. The Company maintains three categories of inventory: raw materials, work in process and finished goods.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and losses on impairment. Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss, as determined by comparing the proceeds from disposal with the carrying amount of the item.

p. 7

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Depreciation is provided on the straight-line basis over the useful lives of the assets as follows:

Buildings 45 years

Leasehold improvements shorter of the life of the improvement or the remaining life of the lease

Furniture & fixtures 5 years

Computer equipment 3 years

Machinery & equipment 2-7 years

Each part of an item of property and equipment with a significant cost in relation to the total cost of the asset, are depreciated separately, except when the significant part has a similar useful life and depreciation method as another part of that same asset. Insignificant parts of the same asset are depreciated together in the remainder of the asset.

During each financial year, the Company reviews the residual value, useful life and depreciation method for property and equipment, and makes any adjustment prospectively, if applicable.

Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use.  Brands, licenses, and customer relationships are amortized over 10 years, which reflect the useful lives of the intangible assets.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses.  The Company has grouped the Goodwill and intangibles into cash generating units ("CGU"), specifically Oregon and Nevada.

Goodwill has an indefinite useful life, is not subject to amortization and is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that they may be impaired.

Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell.

Business combinations

Acquisitions are accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.

p. 8

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Convertible Instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component.

Impairment of long-lived assets

Long-lived assets include intangible assets and property and equipment, which are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that an impairment has occurred. In assessing impairment, the Company compares the carrying amount of the long-lived asset to the recoverable amount. The recoverable amount is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. In a subsequent period, if an impairment loss reverses, the carrying amount of the long-lived asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Leases

The Company leases some items of property and equipment. Under IFRS 16 Leases ("IFRS 16"), the Company assesses whether a contract to rent an item of property and equipment is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date.

Pursuant to IFRS 16 lessee accounting model, the right-of-use asset is initially measured at cost, which includes the initial amount of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimates of costs to remove or dismantle the underlying asset or to restore the underlying asset or site on which the asset is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the term of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid as of the lease commencement date, discounted using the rate implicit in the lease or, if the implicit rate cannot be readily determined, the Company's incremental borrowing rate.

The measurement of lease liabilities includes the following types of lease payments:

1) fixed payments, including in-substance fixed payments;

2) variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

3) amounts expected to be payable under any residual value guarantees; and

4) exercise price for options that the Company is reasonably certain to exercise for an extension or option to buy, and penalties for early termination of a lease unless the Company is reasonably certain that it will not terminate the lease early. The lease liability is measured at amortized costs using the effective interest method.

p. 9

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The lease liability is remeasured in the following circumstances:

1) if there is a change in the future lease payments resulting from a change in index or rate;

2) if there is a change in the Company's estimation of the amount expected to be payable under a residual value guarantee; and

3) if the Company changes its assessment of whether it will exercise an option to purchase, extend or terminate.

The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less and for low-value assets.

Financial instruments

i. Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed, and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL, where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in fair value are recorded. Receivables and notes receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and restricted cash are classified as FVTPL.

ii. Impairment

An 'expected credit loss' impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account, and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

p. 10

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

iii. Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in fair value are recorded. Accounts payable and accrued liabilities, promissory notes payable, consideration payable, convertible debentures, other debt, and convertible promissory notes, are classified as amortized cost and carried on the consolidated statement of financial position at amortized cost. Derivative liabilities are carried at FVTPL.

Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from reserve to share capital.

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using the applicable tax rates and tax laws.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassess its unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the recovery of the Company's deferred tax asset.

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

p. 11

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

p. 12

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Revenue recognition

Revenue comprises the fair value of consideration received or receivable, for the sale of goods in the ordinary course of the Company's activities. Revenue is shown net of returns and discounts.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when performance obligations under the terms of a contract with a customer are satisfied.

The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a “point in time”, which is upon passing of control to the customer. For product sales of cannabis and cannabis derivative products, the Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer.

Transaction costs

Transaction costs that are directly attributable to the acquisition of financial liabilities, other than those at FVTPL, are added to or deducted from the fair value of the financial liability on initial recognition, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately through profit or loss.

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity), are expensed as incurred as a line item in the consolidated statement of loss and comprehensive loss.

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of loss and comprehensive loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Adoption of new and revised standards and interpretations

The following IFRS standards have been recently issued by the IASB. The Company has assessed or is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

i. IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments were effective for annual reporting periods beginning on or after January 1, 2020. The Company adopted IAS 1 and IAS 8 as of February 1, 2020. The adoption of IAS 1 and IAS 8 did not have a material impact on the consolidated financial statements.

p. 13

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

ii. Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)” (the “IFRS 3 Amendment”). The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company early adopted IFRS 3 as of February 1, 2020. The adoption did not have a material impact on the consolidated financial statements.

New and Revised Standards and Interpretations to be Adopted

The following is a summary of the new standards issued but not yet effective:

i. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

ii. Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities and share-based compensation.

i. Business combinations

Judgment is used in determining whether the Company's acquisition is considered a business combination or an asset acquisition. Additionally, judgment is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity.

p. 14

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Contingent consideration classified as a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 -Financial Instruments, or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

ii. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs of disposal. Determining the value-in-use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value.

At January 31, 2020, as a result of this review, the Company's assessment of the goodwill associated with the Oregon CGU indicated an impairment in value.  The goodwill and intangibles of the Oregon CGU has therefore been written down by $22,375,225 (goodwill) and $1,536,260 (intangible assets) see Note 10. There was no such impairment during the year ended January 31, 2021.

        iii.  Biological assets and inventories

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value.

The Company's estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

Effective July 1, 2019 the Company has begun utilizing the Nevada Department of Taxation ("NDOT") determined wholesale fair market value for the period of future sales in order to calculate the expected selling price of its biological assets at its Nevada operations. Previously, the Company relied on observational inputs in the Nevada market, but the Company believes the NDOT observed values are more consistent and has observed peer issuers adopting the same valuation input.

iv.  Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company makes an estimate or engages qualified, third-party valuators to perform the valuation.

v.  Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

The Company's depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets' useful lives, which requires management to exercise judgment. The Company's assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets' useful lives.

p. 15

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

vii. Share-based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company's estimate of share-based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

viii. Convertible notes

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management.

3. ACQUISITION OF PHANTOM FARMS

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities in southern Oregon and a wholesale distribution warehouse, an extraction laboratory and an indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,251,451
Lease liability	(2,251,451)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued **	793,745
Consideration payable *	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260
*all of the consideration payable was recognized as derivative liability (Note 17)
**fair value based on acquisition date share price of $1.23, exercise price of $1.50, expected life of 2 years, volatility of 102.6%, risk free rate of 2.50%

p. 16

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

3. ACQUISITION OF PHANTOM FARMS (continued)

In an agreement signed contemporaneously, with the Phantom Farms acquisition, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and distribution operations. On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms and related companies, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903 (Note 18). The consideration exceeded the fair market value of land acquired of $1,378,163 and as a result, the Company recorded acquisition reorganization costs of $1,204,740.

At January 31, 2020, it was determined that the goodwill amounts for Phantom were impaired and should be written off. The Company has written off $8,009,248 of goodwill in relation to Phantom for the year ended January 31, 2020 (Note 10).

4. ACQUISITION OF SWELL COMPANIES

On May 24, 2019, the Company acquired all the common shares held in Swell Companies Limited ("Swell"). Swell operates an extraction laboratory, manufacturing, and wholesale facility in Oregon. The Company acquired Swell for total consideration of $18,812,683 comprised of cash deposits and notes receivable of $5,050,000, a convertible promissory note for $1,000,000, assumed liabilities of $1,070,907, common shares issued in the amount of $1,130,363, stock warrants issued in the amount of $786,284, and consideration payable of $9,775,129.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,069,349
Other assets	13,565
Property and equipment	1,152,519
Right-of-use asset	611,890
Lease liability	(611,890)
Brand	709,496
Customer relationships	592,852
Licenses	915,000
Goodwill	13,676,649
Accounts payable and accrued liabilities	(650,970)
Total assets and liabilities acquired	18,812,683
Cash deposits and notes receivable	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	1,070,907
Common shares issued	1,130,363
Stock warrants issued**	786,284
Consideration payable *	9,775,129
Total consideration	18,812,683
*consideration payable includes $4,707,370 of derivative liabilities (Note 17)
**fair value based on acquisition date share price of $1.20, exercise price of $1.50, expected life of 5 years, volatility of 102.6%, risk free rate of 2.16%

p. 17

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

4. ACQUISITION OF SWELL COMPANIES (continued)

During the year ended January 31, 2020, the Company finalized an agreement with the former owners Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000 and interest of $91,369, was paid by the Company on January 4, 2021; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors' option to receive $5,000,000 of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21. The shares were issued into escrow on December 27, 2019 and will be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from October 4, 2019; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

At the acquisition date, consideration payable included derivative liabilities of $4,707,370, cash consideration payable of $846,256 and commitment to issue shares of $4,221,503.

At January 31, 2020, it was determined that the goodwill and intangible amounts for Swell were impaired and should be written off.  The Company has written off $13,676,649 of goodwill and $1,536,260 of intangibles for the year ended January 31, 2020 (Note 10).

5. RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

6. RECEIVABLES

	January 31, 2021	January 31, 2020
Taxes receivable	$27,995	$22,014
Trade receivables, net	181,877	421,108
	$209,872	$443,122

Accounts receivable more than 90 days past due totaled $1,975 at January 31, 2021 (January 31, 2020 - $40,911).

7. BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The continuity for biological assets for the years ended January 31, 2021 and 2020 is as follows:

Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Increase in biological assets due to capitalized costs	7,615,455
Fair value adjustment on biological assets	1,243,340
Transferred to inventory upon harvest	(9,396,563)
Balance, January 31, 2020	1,408,271
Increase in biological assets due to capitalized costs	9,504,528
Fair value adjustment on biological assets	1,618,306
Transferred to inventory upon harvest	(11,190,323)
Balance, January 31, 2021	$1,340,782

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

7. BIOLOGICAL ASSETS (continued)

Biological assets are valued in accordance with IAS 41 - Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company's biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3, see Note 24).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at January 31, 2021, on average, the biological assets were 50% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of January 31:
Significant Inputs and Assumptions	Range of Inputs	Sensitivity	2021	2020
Selling Price Per	$0.93 to $4.63	Increase 5%	$484,951	$71,297
Gram		Decrease 5%	$(484,951)	$(71,658)
Estimated Yield Per	80.4 to 194.6 grams	Increase 5%	$484,951	$70,423
Cannabis Plant		Decrease 5%	$(484,951)	$(70,423)

During the year ended January 31, 2021, the Company's biological assets produced 3,841,464 grams (year ended January 31, 2020 - 4,642,080 grams).

8. INVENTORY

	January 31, 2021	January 31, 2020
Finished goods	$2,166,616	$3,878,754
Work in progress	3,251,110	2,313,089
	$5,417,726	$6,191,843

Inventories expensed to cost of sales during the year ended January 31, 2021 was $19,052,681 (year ended January 31, 2020 - $25,810,389). In addition, during the year ended January 31, 2021, the Company recognized a gain of $8,365,616 for the realized fair value adjustment on inventory sold (year ended January 31, 2020 - gain of $5,292,763).

Impairment of inventory of $1,384,922 was recorded for the year ended January 31, 2021 related to Swell inventories.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

9. PROPERTY AND EQUIPMENT

	Land and building	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total
Cost
Balance, January 31, 2019	$-	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Assets from acquisition	-	522,279	50,388	25,846	646,507	1,245,020
Additions	4,675,389	97,956	12,350	-	560,328	5,346,023
Impairment	(3,305,176)	(709,064)	(125,282)	-	-	(4,139,522)
Balance, January 31, 2020	$1,370,213	$1,370,966	$416,320	$122,631	$1,636,499	$4,916,629
Additions	1,330,000	8,338	53,836	28,687	136,916	1,557,777
Category reclassification	-	(324,371)	-	-	324,371	-
Classified as held for sale	-	(792,467)	(87,957)	(40,708)	(557,882)	(1,479,014)
Disposals	-	(17,994)	(5,992)	(15,764)	(278,564)	(318,314)
Balance, January 31, 2021	$2,700,213	$244,472	$376,207	$94,846	$1,261,340	4,677,078

Accumulated Depreciation
Balance, January 31, 2019	-	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(128,225)	(214,331)	(88,667)	(52,324)	(215,853)	(699,400)
Balance, January 31, 2020	$(128,225)	$(515,914)	$(153,741)	$(59,943)	$(224,675)	$(1,082,498)
Depreciation expense	(73,847)	(129,976)	(65,962)	(19,777)	(341,256)	(630,818)
Category reclassification	-	128,319	-	-	(128,319)	-
Classified as held for sale	-	427,528	57,125	26,378	240,551	751,582
Disposals	-	3,549	3,650	9,152	185,082	201,433
Balance, January 31, 2021	$(202,072)	$(86,494)	$(158,928)	$(44,190)	$(268,617)	$(760,301)
Carrying amount, Jan. 31, 2020	$1,241,988	$855,052	$262,579	$62,688	$1,411,824	$3,834,131
Carrying amount, Jan. 31, 2021	$2,498,141	$157,978	$217,279	$50,656	$992,723	$3,916,777

Total depreciation expense for the year ended January 31, 2021 was $630,818 (year ended January 31, 2020 - $699,400). Of the total expense, $390,344 was allocated to inventory (2020 - $479,662).

During the year ended January 31, 2021, the Company recorded a loss of $116,881 related to the disposal of various items of leasehold improvements, furniture and fixtures, computer equipment and machinery and equipment related to the Oregon operations. The cost of the property and equipment disposed of was $318,314 and accumulated amortization was $201,433. There was $nil gross proceeds and the loss has been recorded as impairment of capital assets.

During the year ended January 31, 2021, the Company transferred lights and equipment with a cost of $324,371 and accumulated depreciation of $128,319 between operating units resulting in a classification change from leasehold improvements to machinery and equipment.

At January 31, 2021, the Company reclassified property and equipment with a cost of $1,479,014 and accumulated depreciation of $751,582 to assets to held to sale. The assets consisted primarily of redundant processing and extraction equipment as well as leasehold improvements and fixtures in a right of use asset. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms and related companies, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903 (Note 18). The consideration exceeded the fair market value of land acquired and as a result, the Company recorded acquisition reorganization costs of $1,204,740.

During the year ended January 31, 2020, the Company recognized impairment charge of $4,139,522 related to the Oregon CGU as the estimated recoverable amount was less than the carrying amount.  There were no such impairments for the year ended January 31, 2021.

p. 20

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

10. INTANGIBLE ASSETS AND GOODWILL

	Licenses	Branding	Customer relationships	Start up costs	Total
Cost
Balance, January 31, 2019	$12,060,274	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	1,071,750	1,331,804	1,174,468	-	3,578,022
Impairment of intangibles	(428,626)	(391,759)	(715,875)	-	(1,536,260)
Balance, January 31, 2020	$12,703,398	$940,045	$1,999,040	$7,783	$15,650,266
Category reclassification	(337,082)	46,674	287,249	3,159	-
Classified as held for sale	(224,840)	-	(164,226)	(10,942)	(400,008)
Disposals	-	(117,737)	-	-	(117,737)
Balance, January 31, 2021	$12,141,476	$868,982	$2,122,063	$-	$15,132,521

Accumulated Amortization
Balance, January 31, 2019	$(214,171)	$-	$(25,674)	$(79)	$(239,924)
Amortization expense	(2,228,051)	(33,295)	(443,641)	(729)	(2,705,716)
Balance, January 31, 2020	$(2,442,222)	$(33,295)	$(469,315)	$(808)	$(2,945,640)
Amortization expense	(1,154,808)	(95,053)	(213,939)	(729)	(1,464,529)
Category reclassification	76,557	(46,674)	(26,845)	(3,038)	-
Classified as held for sale	98,043	-	115,254	4,575	217,872
Disposals	-	17,737	-	-	17,737
Balance, January 31, 2021	$(3,422,430)	$(157,285)	$(594,845)	$-	$(4,174,560)
Carrying amount, January 31, 2020	$10,261,176	$906,750	$1,529,725	$6,975	$12,704,626
Carrying amount, January 31, 2021	$8,719,046	$711,697	$1,527,218	$-	$10,957,961

Total amortization expense from intangible assets for the year ended January 31, 2021 was $1,464,528 (year ended January 31, 2020 - $2,705,716). Of the total expense, $47,160 was allocated to inventory (2020 - $119,310).

During the year ended January 31, 2021, the Company sold a brand for $100,000. At the time of the sale, the brand had a carrying amount of $100,000 comprised of cost of $117,747 and accumulated depreciation of $17,737. As the proceeds were consistent with the carrying amount there was no gain or loss recognized on the disposal.

At January 31, 2021, the Company reclassified intangible assets with a cost of $400,008 and accumulated depreciation of $217,872 to held for sale. The intangible assets classified as held for sale consist of licenses, customer lists, and startup costs associated with a right of use asset that has also been classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

The continuity of goodwill for the years ended January 31, 2021, and 2020 is as follows:

	Phantom Farms (Oregon)	Silver State Companies (Nevada)	Megawood Enterprises (Oregon)	Swell Companies (Oregon)	Total
Balance, January 31, 2019	$-	$28,541,323	$689,328	$-	$29,230,651
Additions from acquisitions	8,009,248	-	-	13,676,649	21,685,897
Impairment of Goodwill	(8,009,248)	-	(689,328)	(13,676,649)	(22,375,225)
Balance, January 31, 2020 and 2021	$-	$28,541,323	$-	$-	$28,541,323

The Company tested each of the CGUs for impairment at January 31, 2021 and 2020.

At January 31, 2020, the estimated recoverable amount of the Oregon geographic CGU was lower than the segment's carrying value. The Company recognized an impairment loss for the Oregon CGU totaling $22,375,225 of goodwill, and $1,536,260 of intangibles; this loss has been treated as Impairment of goodwill and intangible assets on the Consolidated Statement of Loss and Comprehensive Loss. There were no such impairments for the year ended January 31, 2021.

p. 21

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31, 2021	January 31, 2020
Accounts payable	$1,382,519	$1,136,955
Accrued liabilities	1,183,259	1,449,286
Interest payable	115,218	902,033
	$2,680,996	$3,488,274

During the year ended January 31, 2021, the Company reversed an interest accrual of $710,954. The recovery has been recorded as an offset to interest expense.

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS

Under IFRS 16 - Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified ten contracts executed by the Company and its wholly owned subsidiaries that are leases as defined under IFRS 16.  In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur).  Lease liabilities were calculated with discount rates ranging from 10-20%.

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
Swell Companies, LTD	Land/Building	Yes	5
Silver State Cultivation LLC	Land/Building	Yes	12
Silver State Relief LLC (Sparks)	Land/Building	Yes	12
Silver State Relief LLC (Fernley)	Land/Building	Yes	12
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

p. 22

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,380,236
One to five years	16,139,530
Total undiscounted lease liabilities at January 31, 2021	$17,519,767
Lease liabilities included in the statement of financial position
Current	$437,857
Non-current	9,691,215
Balance, January 31, 2021	$10,129,072
Amounts recognized in profit or loss
Interest on lease liabilities	$513,423
Total cash outflow for leases	$1,613,173

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2019	$7,861,107
Right-of-use additions	3,386,237
Adjustment*	(927,300)
Disposal**	(4,197,087)
Balance, January 31, 2020	6,122,957
Right-of-use additions	7,263,368
Classified as held for sale	(832,736)
Disposal***	(899,398)
Balance, January 31, 2021	$11,654,191
Accumulated Amortization
Balance, January 31, 2019	(116,496)
Disposal**	230,686
Amortization expense	(1,576,459)
Balance, January 31, 2020	(1,462,269)
Disposal***	554,631
Classified as held for sale	299,687
Amortization expense	(1,280,652)
Balance, January 31, 2021	$(1,888,603)
Carrying Amount, January 31, 2020	$4,660,688
Carrying Amount, January 31, 2021	$9,765,588

*During the year ended January 31, 2020, the Company entered into amending lease agreements on six leases resulting in adjustments to ROU assets and lease liabilities of $927,300. The incremental borrowing rate was lowered on all six leases.
**During the year ended January 31, 2020, the Company derecognized ROU assets and lease liabilities of $3,800,000 on acquisition of land and building that was subject to lease. The Company terminated another $397,087 in leases during the same year resulting in decreases in lease liabilities and ROU assets. Accumulated amortization in these lease disposals of $230,686 was adjusted on disposal.
***During the year ended January 31, 2021, the Company terminated a lease resulting in an adjustment on disposal to lease liabilities of $400,961 and ROU assets cost of $899,398 and accumulated amortization of $554,631. A gain on disposal of $56,194 was recognized representing the excess of the lease liability above the right of use asset. The gain has been recorded in other income on the consolidated statement of loss and comprehensive loss.

Total depreciation expense for the year ended January 31, 2021 was $1,280,652 (year ended January 31, 2020 - $1,576,459). Of the total expense, $826,231 was allocated to inventory (2020 - $977,487).

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

During the year ended January 31, 2021, the Company amended lease agreements on three leases to extend their term (note 25). This resulted in right-of-use asset additions of $7,263,368.

At January 31, 2021, the Company reclassified right of use assets with a cost of $832,736 and accumulated depreciation of $299,687 to held for sale following an assessment that the Swell and Pure Green properties were redundant to the Company's operation. In addition, the Company reclassified the associated lease liabilities of $629,180 to be classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

13. LONG TERM DEBT

	Mortgage on building	Equipment and Vehicle loans	Total
Balance, January 31, 2019	$-	$-	$-
Assumed in PPE acquisitions	513,294	186,463	699,757
Payments	(16,910)	(62,511)	(79,421)
Balance, January 31, 2020	496,384	123,952	620,336
Interest	21,933	20,975	42,908
Payments	(45,551)	(74,363)	(119,914)
Balance, January 31, 2021	$472,766	$70,564	$543,330
Current portion	$24,703	$56,341	$81,044
Long-term portion	$448,063	$14,223	$462,286

The mortgage on building is a 20-year mortgage that began on February 1, 2015 and matures on January 1, 2035. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans consist of three loans with maturity dates ranging from June 1, 2021 through May 15, 2023 and interest rates ranging from 5.59% to 19.9% with payments made monthly.

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

Convertible debentures and convertible promissory notes are compound financial instruments that are accounted for based on their components of financial liability and equity. The financial liability component represents the Company's future obligation to pay coupon interest and principal. The liability component is initially measured at its fair value (net present value) and subsequently measured at its amortized cost. After the net present value of the financial liability is determined, any residual amount is reported as an equity instrument at the convertible debentures' issuance date.

Transaction costs related to the issuance of convertible notes are apportioned to their respective financial liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

p. 24

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

Convertible debentures
	December 31, 2018	January 30, 2019	Total
	issuance	Issuance
Balance, January 31, 2019	$3,181,800	$6,977,853	$10,159,653
New issuances	265,146	388,486	653,632
Conversions	(1,546,384)	(2,993,607)	(4,539,991)
Interest	322,348	559,398	881,746
Accretion expense	186,664	170,385	357,049
Interest paid - cash	(268,503)	(452,052)	(720,555)
Foreign exchange loss	8,318	67,403	75,721
Balance, January 31, 2020	2,149,389	4,717,866	6,867,255
New issuances	1,680,922	3,786,930	5,467,852
Conversions	(4,140,182)	(8,799,219)	(12,939,401)
Interest	191,223	410,755	601,978
Accretion expense	142,632	129,968	272,600
Interest paid - cash	(255,658)	(544,038)	(799,696)
Foreign exchange loss	231,674	297,738	529,412
Balance, January 31, 2021	$-	$-	$-

The following transactions occurred during the year ended January 31, 2021:

(a) 262 convertible debentures were issued for gross proceeds of $195,734 (C$262,000). A total of $2,508,068 (C$3,209,000) in principal of the December 31, 2018 convertible debentures were converted into 4,011,250 common shares of the Company. The remaining balance outstanding is $nil.

(b) 497 convertible debentures were issued for gross proceeds of $371,297 (C$497,000). A total of $5,204,120 (C$6,673,000) in principal of the January 30, 2019 convertible debentures were converted into 8,341,250 common shares of the Company. The remaining balance outstanding is $nil.

(c) 1,988 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $1,485,188 (C$1,988,000). 2,087 warrant debentures with a carrying amount of $1,632,114 (C$2,087,000) were converted into common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

(d) 4,572 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $3,415,633 (C$4,572,000). 4,587 warrant debentures issued under the January 30, 2019 issuance with a carrying amount of $3,595,099 (C$4,587,000) were converted into common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

The following transactions occurred during the year ended January 31, 2020:

(a) 359 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $265,146 (C$359,000) and of those, 250 warrant debentures were converted into common shares of the Company. At January 31, 2020, 2,315 warrants were available to be exercised.

(b) 526 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $388,486 (C$526,000) and of those, 487 warrants debentures were converted into common shares of the Company. At January 31, 2020, 4,664 warrants were available to be exercised.

p. 25

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2019	$1,670,830	$175,000	$-	$1,845,830
Issued	-	-	1,000,000	1,000,000
Conversion	(660,647)	-	-	(660,647)
Interest	48,600	-	69,041	117,641
Accretion expense	77,282	-	-	77,282
Balance, January 31, 2020	1,136,065	175,000	1,069,041	2,380,106
Payment	-	(175,000)	-	(175,000)
Interest	48,732	-	100,275	149,007
Accretion expense	83,352	-	-	83,352
Balance, January 31, 2021	$1,268,149	$-	$1,169,316	$2,437,465

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC to the Company in the aggregate principal amount of $2,000,000.  The convertible promissory notes were convertible at $1.00 per share.  The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and are fully due and payable on June 13, 2021.

On February 7, 2019, one vendor converted their portion of the convertible note of $660,647 to 977,479 common shares.  On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at January 31, 2021 was $308,364 (January 31, 2020 - $nil).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000.  The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020.  On issuance, the Company determined the conversion feature was a derivative liability.  The fair value of the conversion feature as at January 31, 2021 was $nil (January 31, 2020 - $nil).  On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (Note 18).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000.  The convertible note accrues interest at 10% per annum compounded annually and payable at maturity.  The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability.  The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	February 4, 2019	Total
	issuance	Issuance
Balance, January 31, 2019	$30,000,000	$-	$30,000,000
Issued	-	290,000	290,000
Payments	(8,800,000)	(290,000)	(9,090,000)
Balance, January 31, 2020	21,200,000	-	21,200,000
Payments	(7,013,333)		(7,013,333)
Balance, January 31, 2021	$14,186,667	$-	$14,186,667
Current portion	$6,080,000	$-	$6,080,000
Long-term portion	$8,106,667	$-	$8,106,667

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum.  The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his senior secured Note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period.  Commencing December 1, 2020, the monthly payments will be $506,667 plus interest.  The interest rate at 9.5% is unchanged.

For the year ended January 31, 2021, interest expense was $1,643,363 (year ended January 31, 2020 - $2,511,770). Interest paid during the year ended January 31, 2021 was $1,715,750 (year ended January 31, 2020 - $2,391,562).

15. CONSIDERATION PAYABLE

The following table reflects the continuity of consideration payable:

Balance, January 31, 2019	$1,375,268
Swell Companies acquisition - May 25, 2019 (Note 4)	846,256
Consideration paid - cash	(1,375,268)
Balance, January 31, 2020	846,256
Consideration paid - cash	(846,256)
Balance, January 31, 2021	$-

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

16. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

17. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability:

Balance, January 31, 2019	$23,097
On acquisition February 4, 2019	3,748,377
On acquisition May 24, 2019	4,707,370
Fair value adjustment on derivative liabilities	(4,779,692)
Balance, January 31, 2020	3,699,152
Fair value adjustment on derivative liabilities	5,731,839
Balance, January 31, 2021	$9,430,991

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions are based on the Company's common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Inputs into the calculation of fair value adjustment are as follows:

	January 31,	January 31,	May 24,	February 4,
	2021	2020	2019	2019
Discount rate	0.30%	1.36%	2.50%	2.19%
Expected life in years	5.34	6.14	7.00	7.00
Expected stock volatility	80%	100%	100%	100%
Expected volatility of foreign exchange	5.29%	5.29%	5.29%	5.84%

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital for the years ended January 31, 2021 and 2020:

	Number of Shares	Amount
Balance, January 31, 2019	58,505,255	$52,923,983
Shares issued - acquisition of Phantom Farms (i)	2,670,000	2,507,138
Shares issued - conversion of promissory note (ii)	977,479	660,647
Shares issued - warrant exercises (iii)	915,545	1,018,748
Shares issued - option exercises (iv)	80,000	77,980
Shares issued - acquisition of Swell (v)	8,281,905	4,927,178
Shares issued - acquisition of EFF building (vi)	3,983,886	4,136,646
Shares issued - partial settlement of EFF share payment note (vii)	368,688	368,688
Shares issued - private placement (viii)	5,589,493	4,895,379
Shares issued - conversion of debentures (ix)	8,016,388	4,539,991
Share issue costs	-	(28,110)
Balance, January 31, 2020	89,388,639	76,028,268
Shares issued - acquisition of Phantom Farms (x)	7,132,042	2,582,903
Shares issued - Megawood (xi)	95,849	38,415
Shares issued - option exercises (xii)	200,000	197,708
Shares issued - conversion of debentures (xiii)	19,764,694	12,939,401
Shares issued - Swell commitment (xiv)	456,862	429,582
Shares issued - EFF commitment (xv)	19,774	21,371
Balance, January 31, 2021	117,057,860	$92,237,648

(i) On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 3).

(ii) On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(iii) During the year ended January 31, 2020, the Company issued 915,545 shares upon the exercise of warrants.

(iv) During the year ended January 31, 2020, the Company issued 80,000 shares upon the exercise of stock options.

(v) On May 24 and December 27, 2019, the Company issued 1,266,667 shares and 7,015,238 shares, respectively, as consideration for the purchase of Swell Companies (Note 4).

(vi) On May 10, 2019, the Company issued 3,983,886 shares as consideration for the purchase of the building and land that EFF was previously leasing.

(vii) On June 12, 2019, the Company issued 368,688 shares to a vendor of EFF for a partial payment of the Company's commitment to issue shares.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

(viii) On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 shares at C$1.38, for total gross proceeds of $5,847,135 (C$7,713,500). Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant for a period of one year.

(ix) During the year ended January 31, 2020 the Company issued 8,016,388 shares upon the conversion of debentures.

(x) On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903.

(xi) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (Note 14).

(xii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(xiii) During the year ended January 31, 2021 the Company issued 19,764,694 shares upon the conversion of debentures.

(xiv) On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as final settlement of the Company's commitment to issue shares.

(xv) On December 30, 2020, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2021 shares issued pursuant to this commitment total 1,349,046 shares.

The Company committed to issue 7,015,238 shares valued at 3,796,815 to the vendors of Swell companies at December 27, 2019. These shares were issued during the year ended January 31, 2020.

The Company committed to issue 456,852 shares valued at $424,688 to the vendors of Swell Companies on November 24, 2020. These shares were issued on November 23, 2020.

p. 30

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

Warrants

The following summarizes the Company's warrant activity:

Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms (Note 3)	1,700,000	1.50
Issued - Swell Companies (Note 4)	1,200,000	1.50
Issued - Private Placement (xvii)	2,794,746	1.83
Exercised	(915,045)	1.06
Expired	(4,239,000)	2.27
Balance, January 31, 2020	5,694,746	1.66	0.74
Issued	6,200,000	1.00
Balance, January 31, 2021	11,894,746	1.32	1.96

As at January 31, 2021, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Warrants
February 4, 2021	1.50	1,700,000
May 28, 2021	1.83	2,794,746
December 31, 2023	1.00	1,922,000
January 30, 2024	1.00	4,278,000
May 24, 2024	1.50	1,200,000
		11,894,746

On May 28, 2020, the Company extended the expiry date of the C$1.83 warrants due to expire on May 29, 2020 to expire on May 29, 2021, all other terms remain the same.

On November 19, 2020, the Company announced that it had secured an equity commitment from three investment managers and Mr. Newman (the "Investors"), to guarantee the repayment of the 10% Convertible Debentures which remain outstanding at maturity, which is December 31, 2020 and January 30, 2021.  Funds advanced by the Investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of C$0.80 per common share.  At November 19, 2020, $6,225,018 (C$8,212,000) was outstanding under these debentures which are convertible at maturity into common shares of the Company at a price of C$0.80 per common share.

In consideration of the equity commitment, the Company issued an aggregate of 1,941,084 warrants with respect to the debentures maturing December 31, 2020, and 4,258,916 warrants with respect to the debentures maturing January 30, 2021. In total 6,200,000 warrants were issued. Each warrant will be exercisable for one common share for three years at an exercise price of C$1.00.  These warrants are subject to the statutory four month and one day hold period.  Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of return 0.18% to 0.25%, dividend yield of 0%, and forfeiture rate of 0%. The Company recorded interest expense of $2,116,192 (C$2,764,382) with respect to the warrants issued (2020 - $nil).

p. 31

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the "Plan") on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On January 28, 2021, the Company issued 150,000 stock options. Each stock option entitles the holder to purchase one common share of the Company at $1.50 per common share.  The options vest over a two-year period and expire on January 28, 2024.  Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of 0.19%, dividend yield of 0% and forfeiture rate of 0%.

On August 17, 2020, the Company issued 3,905,000 stock options. Each stock option entitles the holder to purchase one common share of the Company at $0.70 per common share. The options vest over a two-year period and expire on August 17, 2023. Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of return 0.29%, dividend yield of 0%, and forfeiture rate of 0%.

On January 24, 2020, the Company granted incentive stock options to purchase an aggregate of 100,000 common shares at an exercise prices of C$0.80 vesting over a 1-year period, expiring at close of business January 24, 2023. Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.46%, dividend yield of 0%, and forfeiture rate of 0%.

During the year ended January 31, 2021, 200,000 (2020 - 80,000) options were exercised for proceeds of $98,950 (C$130,000) (2020 - $39,028).

Details of the Company's stock option activity are as follows:

Options outstanding and exercisable
	Options outstanding and exercisable	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	2,520,000	2.41	2.30
Granted	1,830,000	1.14
Exercised	(80,000)	0.65
Expired/Cancelled	(1,015,000)	2.28
Balance, January 31, 2020	3,255,000	1.78	2.18
Granted	4,055,000	0.73
Exercised	(200,000)	0.65
Expired/Cancelled	(145,000)	0.71
Balance January 31, 2021	6,965,000	1.22	2.05

p. 32

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

As at January 31, 2021, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	January 31, 2021 Outstanding	January 31, 2021 Exercisable
June 25, 2021	2.80	1,350,000	1,350,000
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	1,301,667
January 28, 2024	1.50	150,000	50,000
October 9, 2024	1.00	500,000	500,000
		6,965,000	4,261,667

During the year ended January 31, 2021, the Company recorded a share-based compensation expense of $494,435 (2020 - $492,631). The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2021	2020
Risk-free rate	0.19%	0.29%
Expected life of options	3 years	3 years
Annualized volatility	80%	80%
Dividend rate	0%	0%

19. GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses for the year ended January 31, 2021 and 2020 were comprised of the following:

	Year ended January 31,
	2021	2020
	-$-	-$-

Salaries and wages	3,046,595	5,526,408
Professional fees and consulting	642,389	922,861
Accounting and legal	501,855	596,984
Travel and entertainment	102,046	430,301
Foreign exchange loss (gain)	2,156	(34,884)
License fees, taxes and insurance	1,849,571	992,437
Office facilities and administrative	417,131	499,504
Shareholder communications	15,834	7,237
Other	394,165	359,629
	6,971,742	9,300,477

20. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

p. 33

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

20. SEGMENTED INFORMATION (continued)

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

January 31, 2021	Oregon	Nevada	Corporate	Consolidated
Total revenue	$2,661,223	$33,466,063	$-	$36,127,286
Gross profit	717,650	17,934,505	-	18,652,155
Operating expenses:
General and administration	(668,041)	(3,506,509)	(2,797,192)	(6,971,742)
Sales, marketing, and promotion	(27,932)	(136,697)	(1,850)	(166,479)
Depreciation and amortization	(393,804)	(1,667,339)	(51,121)	(2,112,264)
Share-based compensation	-	-	(494,435)	(494,435)
Impairment of inventory	(1,384,922)	-	-	(1,384,922)
Interest, accretion, and other	(1,123,018)	(100,028)	(10,039,238)	(11,262,284)
Net profit (loss) before taxes	$(2,880,067)	$12,523,932	$(13,383,836)	$(3,739,971)

Assets	$9,206,964	$26,178,106	$33,424,439	$68,809,509
Liabilities	$2,635,899	$9,696,697	$31,138,412	$43,471,008

January 31, 2020	Oregon	Nevada	Corporate	Consolidated
Total revenue	$5,503,872	$32,201,223	$-	$37,705,095
Gross profit (loss)	(1,006,077)	14,144,123	-	13,138,046
Operating expenses	(2,007,400)	(6,455,101)	(5,856,652)	(14,319,153)
Impairment of goodwill, assets	(26,514,747)	-	-	(26,514,747)
Interest, accretion, and other	(1,540,265)	7,979	387,173	(1,145,113)
Net profit (loss) before taxes	$(31,068,489)	$7,697,001	$(5,469,479)	$(28,840,967)

Assets	$9,646,005	$21,149,800	$30,654,280	$61,450,085
Liabilities	$3,079,174	$4,164,557	$40,626,800	$47,870,531

21. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. At January 31, 2021, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2022	$277,214	$1,431,192	$1,708,406
2023	$232,961	$1,467,282	$1,700,243
2024	$224,513	$1,504,455	$1,728,968
2025	$80,414	$1,314,551	$1,394,965
2026	$45,743	$1,353,987	$1,399,730
Thereafter	$415,496	$10,405,121	$10,820,617
	$1,276,341	$17,476,588	$18,752,929

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental and non-cash transactions during the year ended January 31, 2021

  There were interest payments of $2,515,446 and income taxes of $2,832,676 paid.
  The Company issued 7,132,042 common shares valued at $2,582,903 pursuant to the amended terms of the purchase of Phantom Farms, including SDP.
  The Company issued 95,849 common shares value at $38,415 as partial repayment of the $175,000 convertible promissory note related to the Megawood acquisition.
  The Company issued 456,862 common shares valued at $429,582 to Swell as part of the purchase agreement dated May 23, 2019 as settlement of a commitment to issue shares.
  The Company issued 19,774 common shares valued at $21,371 to the vendors of EFF for a partial settlement of the commitment to issue shares.

Supplemental and non-cash transactions during the year ended January 31, 2020

  There were interest payments of $3,291,295 and no income taxes were paid.
  The Company issued 2,670,000 common shares valued at $2,507,138 for the acquisition of Phantom Farms.
  The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies.
  The Company issued 7,015,238 common shares valued at $3,796,815 for the acquisition of Swell Companies.
  The Company issued 3,983,886 common shares valued at $4,136,646 for the purchase of a building.
  The Company issued 368,688 common shares valued at $368,688 to settle a portion of a share payment note.
  The Company issued 8,016,388 common shares valued at $4,539,991 upon the conversion of debentures.
  The Company issued 977,479 common shares valued at $660,647 upon the conversion of a portion of a convertible promissory note.
  Transfer from reserves to share capital of $289,159 and $38,952 on exercise of warrants and options respectively.

23. TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss and comprehensive loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E.

Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

23. TAXATION (continued)

The reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-

Loss for the year	(3,739,971)	(28,840,967)
Statutory tax rates	27%	27%
Expected income tax recovery	(1,009,792)	(7,787,061)
Change in statutory, foreign tax, foreign exchange rates and other	(1,141,010)	3,135,069
Permanent differences	3,561,240	8,006,873
Share issue costs	(7,733)	(7,590)
Change in unrecognized deductible temporary differences	963,341	367,375
Total income tax expense	2,366,046	3,714,666

Current income tax expense for the year ended January 31, 2021 represents current and deferred taxation arising from business operations in the United States.

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-
Deferred tax assets (liabilities)
Exploration and evaluation assets	1,258,000	254,000
Property and equipment	(236,000)	1,012,000
Share issue costs	499,000	611,000
Biological assets	(885,000)	186,000
Intangible assets	(1,784,000)	619,000
Goodwill	3,984,000	-
Marketable securities	-	2,000
Asset retirement obligation	15,000	15,000
Right of use assets	(2,051,000)	-
Lease liabilities	2,127,000	-
Allowable capital losses	138,000	36,000
Non-capital losses available for future period	4,551,000	3,918,000
	7,616,000	6,653,000
Unrecognized deferred tax assets	(7,616,000)	(6,653,000)
Deferred tax assets	-	-

p. 36

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

23. TAXATION (continued)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	2021	Expiry Date Range	2020
	-$-		-$-
Temporary Differences
Exploration and evaluation assets	4,661,000	No expiry date	942,000
Property and equipment	(1,125,000)	No expiry date	4,819,000
Share issue costs	1,847,000	2038 to 2041	2,262,000
Biological assets	(4,213,000)	No expiry date	886,000
Intangible assets	(8,494,000)	No expiry date	2,949,000
Goodwill	18,970,000	No expiry date
Marketable securities	-	No expiry date	15,000
Asset retirement obligation	55,000	No expiry date	54,000
Right of use assets	(9,766,000)	No expiry date
Lease liabilities	10,129,000	No expiry date
Allowable capital losses	513,000	No expiry date	135,000
Non-capital losses available for future periods	16,856,000	Varies	14,511,000
Canada	16,856,000	2026 to 2041	14,511,000
USA	-	No expiry date	-

24. FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the possibility of a loss to the Company resulting from a borrower's failure to repay a loan or meet contractual obligations. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

24. FINANCIAL RISK MANAGEMENT (continued)

The following table summarizes the Company's financial liabilities at January 31, 2021:

Maturity analysis of financial liabilities	Total	Within 1 year	1 - 5 years	Greater than 5 years
Accounts payable and accrued liabilities	$2,680,996	$2,680,996	$-	$-
Promissory note payable	14,186,667	6,080,000	8,106,667	-
Convertible promissory note	2,437,465	2,437,465	-	-
Long-term debt	543,330	81,044	123,210	339,076
Lease liabilities	10,129,072	437,857	2,863,867	6,827,348
Total	$29,977,530	$11,717,362	$11,093,744	$7,166,424

As at January 31, 2021, the Company has undiscounted lease payments of $17,519,767 related to right of use assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 1% in the CAD/USD exchange rate would impact loss and comprehensive loss by $217,000.

Capital Management

The Company's objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital includes debt and shareholders' equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

At January 31, 2021, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit with respect to its former oil well business.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

24. FINANCIAL RISK MANAGEMENT (continued)

The following table shows the carrying amounts of financial assets and financial liabilities by category:

	January 31, 2021	January 31, 2020
Financial assets at amortized cost (1)	$6,494,793	$3,565,721
Financial liabilities at amortized cost (2)	$29,977,530	$40,403,587
Financial liabilities at fair value through profit or loss (3)	$9,430,991	$3,699,152

(1) Includes cash, restricted cash and receivables.

(2) Includes accounts payable and accrued liabilities, promissory note, convertible promissory note, convertible debentures, consideration payable, lease liabilities and debt.

(3) Includes derivative liability.

25. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at January 31, 2021 and 2020:

	January 31, 2021	January 31, 2020
Due to the President and CEO(1)	$14,369,004	$21,713,910
Lease liabilities due to a company controlled by the CEO	9,539,744	3,053,929
Lease liabilities due to SDP Development	589,328	749,766
Due to directors and officers of the Company	-	1,476
Due to the CFO of the Company	527	64
	$24,498,603	$25,519,145

(1) Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

The Company had the following transactions with related parties including key management personnel during the year ended January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-

Consulting fees paid to a director	-	38,310
Amounts paid to CEO or companies controlled by CEO(1)	10,368,616	13,039,739
Salary paid to key management personnel	499,710	1,131,196
Share compensation including warrants and stock options for directors and officers	360,610	95,613
Convertible debenture interest paid to directors and officers	18,346	27,230
Lease payments made to SDP Development	228,192	282,896
	11,475,474	14,614,984

(1) Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and promissory note principal and interest.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

25. RELATED PARTY TRANSACTIONS (continued)

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a Director of the Company is a principal owner.  The Company had agreed on February 4, 2019 (Note 3) to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

On February 12, 2020 the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903.  The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded transaction costs of $1,204,740. The Company has three remaining leases with SDP Development. The undiscounted future cash flows for the three remaining leases total $684,576.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO).  The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022. The undiscounted future cash flows for all three leases including the five year extension total $16,930,437.

On August 17, 2020, the Company granted a total of 1,250,000 stock options to key management personnel to purchase common shares, exercisable on or before August 17, 2023, at an exercise price of C$0.70 per share. In connection with these options, the Company recorded share based compensation expense of $130,012 (C$174,022) in the year.

On January 28, 2021, the Company granted a total of 150,000 stock options to key management personnel to purchase common shares, exercisable on or before January 28, 2024, at an exercise price of C$1.50 per share.

On December 31, 2020, the Company granted a total of 210,800 warrants to the CEO to purchase common shares, exercisable on or before December 31, 2023, at an exercise price of C$1.00 per share.  In connection with these warrants, the Company recorded share based compensation of $70,270  (C$94,057) in the year.

On January 30, 2021, the Company granted a total of 469,200 warrants to the CEO to purchase common shares, exercisable on or before January 30, 2024, at an exercise price of C$1.00 per share. In connection with these warrants, the Company recorded share based compensation of $156,243 (C$209,133) in the year.

26. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

26. CONTINGENCIES (continued)

Legal proceedings

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit.  On June 21, 2019, the Company filed Oregon Rule of Civil Procedure (ORCP) 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's Rule 21 motion in its entirety to dismiss all of Plaintiffs' claims pursuant to Oregon Rules of Civil Procedure 21A(1). The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

The Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the matter and the parties briefed and argument the petition before the Clackamas County court.  On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees and $1,252 in costs through a supplemental judgment.  On March 3, 2021, Plaintiffs filed a notice of appeal from the supplemental judgement awarding attorney fees.  It is too early to predict the resolution of the appeal, however the judgment remains subject to execution at any time.

On November 12, 2020, Plaintiffs filed a notice of appeal with the appeals court administrator.  The Oregon Court of Appeals assigned the case to the appellate settlement conference program, as it does in due course.  It is too early to predict the resolution of the appeal.  The parties have agreed to attempt to settle all of the Oregon claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

On or about September 13, 2019, the Company delivered a notice to the Plaintiffs of alleged breach and default under the purchase and sale agreement, due to unlawful, intentional acts and material misrepresentations before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs.  In connection with the Oregon lawsuit, the Company conducted an internal investigation regarding malfeasance by the Plaintiffs (discussed more fully below under Oregon Compliance). On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Company's counterclaims included the malfeasance discovered during the internal investigation. Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020 and the parties have stipulated to a form of amended pleading which includes the joinder of additional parties, an owner of PMH and EFF, and additional contract and equitable claims and damages, similar to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims). This action remains in the discovery stage, given that the parties have exchanged written discovery, but it remains too early to predict its resolution. The parties have agreed to attempt to settle all of the British Columbian claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

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C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

26. CONTINGENCIES (continued)

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.  This action remains at the beginning of the discovery phase and it is too early to predict its resolution. It is noteworthy that Wallace Hill has taken no action in prosecuting its civil claim since the Company filed its counterclaims.

Earn out shares

The Company has granted the opportunity for the vendors of certain acquisitions to earn shares of the Company if certain conditions are satisfied. The earn out shares available to the vendors of Eco Firma Farms are considered to have no value. The earn out shares available to the vendors of both Swell Companies and Phantom Farms (Notes 3 and 4) are recorded as a derivative liability (Note 17).

27. RECLASSIFICATION OF COMPARATIVE FIGURES

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the Consolidated Statements of Loss and Comprehensive Loss for fiscal year ended January 31, 2020, to reclassify $184,655 from general and administration expenses to cost of sales.

28. SUBSEQUENT EVENTS

On February 4, 2021, warrants were exercised to purchase 456,100 common shares of the Company for proceeds of $535,204.  Included in the above total was the purchase of 426,100 common shares of the Company by a Director of the Company.

On April 5, 2021, the Company issued 19,774 common shares to vendors of Eco Firma Farms as part of the purchase agreement dated June 13, 2018 as settlement of the share payment note, recognized as a reduction to the Company's commitment to issue shares.

On April 23, 2021, the Company closed on a purchase and sale agreement for certain assets in Oregon.  This agreement was announced on January 7, 2021. As a result of the sale, the Company has disposed of all assets and liabilities classified as held for sale.

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